EXHIBIT 99.1

DRYSHIPS INC. ENTERS INTO $200 MILLION COMMON STOCK PURCHASE AGREEMENT WITH KALANI INVESTMENTS LIMITED

December 27, 2016, Athens, Greece — DryShips Inc. (NASDAQ:DRYS) (the "Company"), an international owner of drybulk carriers and offshore support vessels, announced today that it has entered into an agreement with Kalani Investments Limited, an entity organized in the British Virgin Islands ("Kalani") and that is not affiliated with the Company. Under the agreement the Company may sell up to $200.0 million of its common stock to Kalani over a period of 24 months, subject to certain limitations. Proceeds from any sales of common stock will be used for general corporate purposes.
Kalani has no right to require any sales and is obligated to purchase the common stock as directed by the Company, subject to certain limitations set forth in the agreement. In consideration for entering into the agreement, the Company has agreed to issue up to $1.5 million of its common stock to Kalani as a commitment fee. No warrants, derivatives, or other share classes are associated with this agreement.
Mr. George Economou, Chairman and CEO commented:
"We are very excited to now have the ability to raise up to $200 million of equity having full control of the timing. Together with available liquidity in excess of $120 million we are now in a position to commence the process of re-building the Company's fleet and earnings capacity and pursuing investments in various shipping segments as they arise. We are already evaluating a number of opportunities that we hope will materialize in the very near future."
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus. A shelf registration statement on Form F-3 (File No. 333-202821), including a base prospectus, relating to the securities being offered has been filed with the U.S. Securities and Exchange Commission ("SEC") and declared effective. A prospectus supplement relating to the offering is being filed by the Company with the SEC. Copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from DryShips Inc., 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece, Attention: Investor Relations.
About DryShips Inc.

The Company is an owner of drybulk carriers and offshore support vessels that operate worldwide.  The Company owns a fleet of 13 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.0 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.
The Company's common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events, including the offering of common stock, and financial performance and may include statements concerning plans, objectives, goals, strategies and other statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to the Company's ability to complete the offering of common stock, the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by the Company with the SEC, including the Company's most recently filed Annual Report on Form 20-F.
Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com